Filed by: Sayona Mining Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Piedmont Lithium Inc.

Commission File Number: 001-38427

The following communication is being filed in connection with the proposed merger of
Sayona Mining Limited and Piedmont Lithium Inc.

The following is an announcement released by Sayona Mining Limited on the Australian Securities Exchange on August 25, 2025.

Merger Completion, Conditional Placement and Share Consolidation Timetable Update

Sayona Mining Limited (“Sayona” or “Company”) (ASX:SYA; OTCQB:SYAXF) advises that further to the Company’s announcement of 12 August 2025, the stockholders of Piedmont Lithium Inc. (Piedmont) have approved the proposed Merger with the Company.

Merger Update

As previously announced, the Piedmont Special Meeting was adjourned from Monday, 11 August 2025 to Friday, 22 August 2025 at 11 a.m. Eastern Time (ET) (Second Adjourned Special Meeting) to provide Piedmont’s stockholders with additional time to vote their shares and achieve the required stockholders’ quorum and Merger approval.

At the Second Adjourned Special Meeting, Piedmont achieved the required stockholders’ quorum (being at least a majority of the voting power of shares of common stock present or represented at the Piedmont Special Meeting and entitled to vote on the proposal) and Piedmont stockholders voted overwhelmingly in support of the Merger (with approximately 97% of the votes cast being in favour of the Merger).

As such, Completion of the Merger is now scheduled to take place on 30 August 2025 and the date for the issue of the Conditional Placement Shares to Resource Capital Fund VIII L.P. (RCF) is scheduled for 4 September 2025 in line with the revised timetable set out below.

On 4 September 2025, and subject to RCF subscribing for the Conditional Placement Shares, Sayona also intends to issue the Tranche 1 Options as previously announced on 12 August 2025.

Mr Lucas Dow, MD and CEO, said: “Today marks a defining milestone in our journey. The overwhelming shareholder support for our merger with Piedmont Lithium reflects a shared vision to create a leading, globally significant lithium company. Together, we are unlocking tremendous growth potential, strengthening our position in the global battery materials supply chain, and building long-term value for all stakeholders. I am excited for the opportunities ahead as we move forward as one team.”

Merger and Conditional Placement Timetable Update

Event	Time and date	Status
Sayona EGM	10:30am (AEST), 31 July 2025	Completed - all resolutions carried
Piedmont Lithium Second Adjourned Special Meeting	11:00am (ET), 22 August 2025	Completed – all proposals carried
Completion of the Merger	30 August 2025	Pending
Date for issue of the Conditional Placement Shares to RCF and Tranche 1 Options	4 September 2025	Pending

As previously announced, the Share Consolidation will be implemented after completion of the Merger and Conditional Placement (instead of before the Merger and Conditional Placement).

The revised Share Consolidation timetable is set out below.

Share Consolidation Timetable Update

Event	Time and date
Consolidation Effective Date	10 September 2025
Last day for trading in Sayona Shares pre-Consolidation	11 September 2025
Trading in consolidated Sayona Shares commences on a deferred settlement basis	12 September 2025
Record date for the Share Consolidation	15 September 2025

Level 28, 10 Eagle St Brisbane Q 4000 | +61 7 3369 7058

ir@sayonamining.com.au | ASX: SYA | ACN 091 951 978	sayonamining.com.au

First day for registration of Sayona Shares on a post-Share Consolidation basis	16 September 2025
Dispatch of new Sayona post Share Consolidation holding statements to the existing Sayona Shareholders.	18 September 2025

Please Note:

•	The revised timetables above have been approved by the ASX.
•	The revised timetables above assume that all other conditions precedent to the Merger are satisfied or waived (if capable of being waived).
•	All times and dates in the above timetable are references to the time and date in Australian Eastern Standard Time, unless otherwise indicated, and all such times and dates are subject to change.
•	Capitalised terms in this announcement that are not otherwise defined have the meaning given to them in the Notice of Meeting and Explanatory Memorandum.

Additional Information and Where to Find It

In connection with the proposed transaction, Sayona has filed with the SEC a registration statement on Form F-4, which includes a prospectus of Sayona. The registration statement was declared effective by the SEC on June 20, 2025. Sayona may also file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED (IF AND WHEN THEY BECOME AVAILABLE) WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN (IN THE CASE OF OTHER DOCUMENTS THAT MAY BE FILED) IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders are and will be (in the case of documents that may be filed) able to obtain free copies of these documents and other documents containing important information about Piedmont and Sayona, as well as any amendments or supplements to these documents, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Sayona are and will be (in the case of documents that may be filed) available free of charge on Sayona’s website at sayonamining.com.au or by contacting Sayona’s Investor Relations Department by email at ir@sayonamining.com.au or by phone at +61 7 3369 7058. Copies of the documents filed with the SEC by Piedmont are and will be (in the case of documents that may be filed) available free of charge on Piedmont’s website at http://www.piedmontlithium.com/ or by contacting Piedmont’s Investor Relations Department by email at info@piedmontlithium.com or by phone at +1 (704) 461-8000.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any Sayona securities pursuant to the acquisition, nor shall there be any sale of Sayona securities pursuant to the acquisition in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of Sayona securities pursuant to the acquisition shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Sayona, Piedmont and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Piedmont’s directors and executive officers may be found in its 2024 Annual Report on Form 10-K filed with the SEC on February 26, 2025, available at www.piedmontlithium.com/ir/ and www.sec.gov. Information about Sayona’s directors and executive officers may be found in its 2024 Annual Report to Shareholders available on its website at https://sayonamining.com.au/investors/financial-reports/ and filed with the ASX on August 29, 2024. The information included on, or accessible through, Sayona’s or Piedmont’s website is not incorporated by reference into this communication. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction is included in the proxy statement/prospectus and is or may be included in other relevant materials filed or that may be filed with the SEC and applicable securities regulators in Australia, in the case of other relevant materials that may be filed, if and when they become available.

Announcement authorised for release by Sayona’s Board of Directors.

For more information, please contact:

Andrew Barber

Director of Investor Relations

Ph: +617 3369 7058

Email: ir@sayonamining.com.au

For more information, please visit us at www.sayonamining.com.au.

2	Sayona Mining Limited